SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Peoples Bancorp
(Name of Issuer)

Peoples Bancorp
(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

709909105
(CUSIP Number of Class of Securities)

Claudia V. Swhier
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
(317) 231-7231
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$4,069,702.74	$159.94

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $16.75 by (B) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) as $4,069,702.74 multiplied by ..0000393.

☑  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $114.53	Filing Party: Peoples Bancorp

Form or Registration No.: Schedule 13E-3	Date Filed:	December 28, 2007
February 22, 2008

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.  This Amendment No. 2, is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the 1-for-760 reverse stock split followed immediately by a 760-for-1 forward stock split (the “Split Transaction”).

Shareholders holding shares of the Company’s capital stock representing the required majority of votes approved the Split Transaction at the Company’s annual meeting of shareholders held on March 26, 2008.  The Company filed Articles of Amendment of its Articles of Incorporation with the Secretary of State of Indiana to effect the Split Transaction on March 26, 2008, and as a result of the effectiveness of the Split Transaction on March 26, 2008, registered shareholders holding less than one share of common stock after the reverse split on that date have the right to receive cash at a price of $16.75 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse split.  There were 926 such shareholders holding 242,967.33 shares, for an aggregate cash pay-out by the Company of $4,069,702.74.  Shareholders holding more than one share of common stock after the reverse split participated in the forward split and therefore continued to hold the same number of shares immediately after the Split Transaction as they did immediately before the Split Transaction.

The Split Transaction has reduced the number of shareholders of record of the Company to less than 300, enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Company filed a Form 15 with the Securities and Exchange Commission to cease reporting as a public company on March 28, 2008.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on February 22, 2008, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008

PEOPLES BANCORP

By:	/s/ Maurice F. Winkler, III
Maurice F. Winkler, III
President and Chief Executive Officer